Exhibit 99.1

Media Release

IMV announces Annual and Special Meeting of Shareholders voting results

Dartmouth, Nova Scotia; May 10, 2019 – IMV Inc. (TSX: IMV; TSX: NASDAQ), a clinical stage immunotherapy company (or the ”Corporation”), today announced the voting results from its Annual and Special Meeting of Shareholders held on Thursday May 9, 2019.

Based on the proxies received and the votes on a show of hands, all resolutions were accepted including the election of Directors for whom details of the votes are as follows;

Name of Nominee	Votes cast FOR	% of votes cast FOR
Julia Gregory	26,089,068	99.90%
James H. Hall	22,672,109	86.82%
Frederic Ors	26,090,880	99.91%
Wayne Pisano	25,871,567	99.07%
Albert Scardino	26,080,889	99.87%
Andrew Sheldon	19,660,721	75.29%
Shermaine Tilley	25,867,251	99.05%
Markus Warmuth	25,989,068	99.52%

Shareholders also approved the appointment of PricewaterhouseCoopers, LLP, Chartered Accountants, as independent auditor of the Corporation for the ensuing year and that Directors be authorized to fix their remuneration.

In addition, all amendments to the stock option plan as described in schedule A of the circular dated March 21, 2019 were accepted as well as the ratification of options to officers of the Corporation in the form set out in schedule B of the circular.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac as a monotherapy in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. Connect at www.imv-inc.com

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful completion of clinical trials and receipt of all regulatory approvals. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, our ability to access capital, the successful and timely completion of clinical trials, the receipt of all regulatory approvals and other risks detailed from time to time in our ongoing quarterly filings and annual information form. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

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Contacts for IMV:

INVESTOR RELATIONS:

Marc Jasmin, Senior Director, Investor Relations and Communications
O: (902) 492-1819 ext : 1042
M: (514) 917-9481 E: mjasmin@imv-inc.com

MEDIA:

Andrea Cohen, Sam Brown Inc.
O: (917) 209-7163 E: andreacohen@sambrown.com